Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated August 20, 2025 to the Registration Statement on Form F-1/A of Kepuni Holdings Inc., relating to the audit of the consolidated balance sheets of Kepuni Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, change in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2024 and the related nots (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
February 3, 2026	Certified Public Accountants
PCAOB ID No. 1171